UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 8, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Inside information: Nokia concludes smartphone patent license renewal cycle

Stock exchange release	1 (2)
08 February 2024

Nokia Corporation

Inside information

8 February 2024 at 16:15 EET

Inside information: Nokia concludes smartphone patent license renewal cycle

•	Nokia Technologies has signed its last major smartphone agreement that remained under negotiation. This is Nokia’s seventh major smartphone patent license agreement in the past thirteen months

•	Nokia Technologies expects significant catch-up payments in Q1 2024 and now has an annual net sales run-rate of approximately EUR 1.3 billion

•	Nokia’s licensing business has long-term stability with no major smartphone license agreements expiring for a number of years

Espoo, Finland – Nokia today announced it has signed its last remaining major smartphone patent license agreement and concluded its smartphone patent licence renewal cycle which began in 2021. Nokia Technologies – Nokia’s licensing business – will now enter a period of stability with no major smartphone agreements expiring for a number of years.

Today’s announcement follows recent agreements with Honor, OPPO, vivo, and the new agreement now concluded with a company whose license expired earlier, as well as the license agreements signed with Apple and Samsung last year, and Huawei in December 2022.

As a result, Nokia Technologies currently has an annual net sales run-rate (contracted recurring net sales) of approximately EUR 1.3 billion, excluding catch-up net sales. In addition to the remaining addressable smartphone market, it will continue to focus on opportunities to grow the annual net sales run-rate through patent licensing in areas such as automotive, consumer electronics, IoT and multimedia, to reach a run-rate of EUR 1.4-1.5 billion in the mid-term.

Considering the many agreements Nokia Technologies has signed in the quarter, its Q1 net sales are expected to benefit from significant catch-up net sales in excess of EUR 400 million related to prior periods of non-payment. This is consistent with the assumption that Nokia provided in its Financial Report for Q4 and Full Year 2023 for Nokia Technologies to generate at least EUR 1.4 billion of operating profit in 2024 including the benefit of catch up net sales.

Jenni Lukander, President of Nokia Technologies, said: “We are delighted to have successfully completed our smartphone license renewal cycle. These seven major agreements demonstrate the strength of Nokia’s patent portfolio and the smartphone industry’s continued reliance on Nokia’s technology in their devices. Conclusion of our smartphone license renewal cycle will enable us to focus on growing our licensing run-rate in new areas. We have already made significant progress in these growth areas and have a strong pipeline of future opportunities.”

www.nokia.com

Stock exchange release	2 (2)
08 February 2024

Nokia’s industry-leading patent portfolio is built on around €150 billion invested in R&D since 2000 and is composed of around 20,000 patent families, including over 6,000 patent families declared essential to 5G. Nokia contributes its inventions to open standards in return for the right to license them on fair, reasonable and non-discriminatory (FRAND) terms. Companies can license and use these technologies without the need to make their own substantial investments in the standards, fueling innovation and the development of new products and services for consumers.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Kaisa Antikainen, Communications Manager

Nokia Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general or regional macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will”, “target”, “likely”, “intend”, “may”, “could”, “would” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties specified in our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects – Risk factors.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2024		Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer